UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Green Plains Inc.
(Name of Issuer)

Common Stock ($0.001 par value)
(Title of Class of Securities)

393222104
(CUSIP Number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merchants’ Gate Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 393222104	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merchants’ Gate Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 393222104	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Jason Capello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 393222104	SCHEDULE 13G	Page 5 of 8

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Green Plains Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive office is located at 450 Regency Parkway, Ste. 400, Omaha, NE 68114.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Merchants’ Gate Capital LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager to, and may be deemed to have beneficial ownership over the securities held by, Merchants’ Gate Offshore Limited Partnership, a Cayman Islands limited partnership (the "Offshore Master"), Merchants’ Gate Onshore Fund LP, a Delaware limited partnership (the "Onshore Fund") and Merchant's Gate Long Fund LP, a Delaware limited partnership (the "Long Fund") with respect to the shares of Common Stock directly held by the Offshore Master, the Onshore Fund and the Long Fund;

(ii)
Merchants’ Gate Capital GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner to the Investment Manager. As such, it may be deemed to control the Investment Manager and therefore it may be deemed to have beneficial ownership with respect to the shares of Common Stock directly owned by the Offshore Master, the Onshore Fund and the Long Fund;

(iii)
Mr. Jason Capello ("Mr. Capello") who is the Senior Managing Member of the Investment Manager and the General Partner.  As such, Mr. Capello may be deemed to control the Investment Manager and the General Partner and may be deemed to have beneficial ownership with respect to the shares of Common Stock directly owned by the Offshore Master, the Onshore Fund and the Long Fund.

The Investment Manager, the General Partner and Mr. Capello are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 393222104	SCHEDULE 13G	Page 6 of 8

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 712 Fifth Avenue, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

The Investment Manager and the General Partner are organized under the laws of the State of Delaware. Mr. Capello is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock ($0.001 par value) (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

393222104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 393222104	SCHEDULE 13G	Page 7 of 8

Item 4.	OWNERSHIP.

A.	The Investment Manager
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.0%.
	(c)	Number of shares as to which such person has
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

B.	The General Partner
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.0%.
	(c)	Number of shares as to which such person has
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

C.	Mr. Capello
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.0%.
	(c)	Number of shares as to which such person has
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

The Reporting Persons have ceased to be beneficial owners of more than 5% of shares of Common Stock of the Company.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 393222104	SCHEDULE 13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 6, 2015

/s/ Jason Capello
Jason Capello
Individually, and as Senior Managing
Member of Merchants’ Gate Capital LP
and Merchants’ Gate Capital GP LLC